[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

May 14, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equitable Financial Corp.
Registration Statement on Form S-1 (Registration Number 333-202707)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Equitable Financial Corp. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m. on May 14, 2015, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Harold T. Hanley
Name: Harold T. Hanley
Title: Managing Director